

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

May 29, 2009

Scott L. Bennett
Senior Vice President, Associate General Counsel and Secretary
The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020

> **Re: The McGraw-Hill Companies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 20, 2009**
> **File No. 001-01023**

Dear Mr. Bennett:

　　　We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Daniel H. Morris
　　　　　　　　　　　　　　　　　　　　Attorney-Advisor

cc: Kenneth M. Vittor